ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

October 30, 2018	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Registered Closed-End Funds -- Loan Origination

Dear Ms. Dubey:

This letter is in response to supplemental comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from the Staff on August 7, 2018 regarding the responses to prior Staff comments set forth in letters from me dated June 8, 2018 (the “June 8 Letter”) and July 19, 2018 (the “July 19 Letter”) with respect to certain registered investment companies (the “Funds”) sponsored by Pacific Investment Management Company LLC (“PIMCO”) possibly engaging in loan originations.

In response to certain of the Staff’s comments below, the Funds have included sample investment strategy and risk disclosure related to loan originations as Appendix A hereto (the “Sample Disclosure”). Please note, however, that, although the Funds will include disclosure substantially similar to the Sample Disclosure to the extent applicable, different Funds may have different, and/or from time to time modify their, investment policies and strategies with respect to loan originations. Accordingly, a Fund may add to, remove from and/or modify the Sample Disclosure as appropriate to best reflect the Fund’s investment policies and related risks in a complete and accurate manner. Accordingly, the Sample Disclosure does not necessarily reflect the exact investment policies and/or disclosure with respect to loan originations with respect to any particular Fund. In addition, the disclosure contained in the Sample Disclosure may not necessarily appear in the same location or order in a Fund’s registration statement as it does in the Sample Disclosure and/or in other Funds’ registration statements.

The following sets forth the Staff’s comments and PIMCO’s responses thereto.

1.

Comment: Please provide sample disclosure stating that the Funds will not make loans that are of subprime quality at the time of making the loan, and include a definition of subprime, including minimum FICO score.

Response: Each Fund’s policy with respect to originating subprime loans may vary, and certain Funds, such as PIMCO Flexible Credit Income Fund (“PFLEX”), may have investment strategies and policies that permit the Fund to originate subprime loans. Assuming adequate disclosure is provided, we are not aware of any SEC rule or guidance that would flatly prohibit a registered closed-end fund from investing in subprime securities, including loan originations. Accordingly, the disclosure regarding a Fund’s ability to originate subprime loans will vary in accordance with its investment policies and will include appropriate corresponding investment strategy and risk disclosure.

2.	Comment: Please confirm that each Fund’s fee table will disclose a separate line item for loan servicing expenses.

Response: Although, as with other sub-categories of “Other Expenses,” Form N-2 does not require the Funds to include a separate line item for loan servicing expenses, the Funds confirm that, to the extent a Fund engages in loan originations and bears loan servicing fees as a Fund expense, the Fund will include the expense information requested in this Comment to the extent loan servicing fees are estimated to be greater than 1.00% of the Fund’s net assets.

3.	Comment: Please confirm that each Fund will update the underlying valuation data with respect to each individual loan that it holds at least as often as it calculates its net asset value (“NAV”).

Response: Each Fund will determine a value for each loan it holds each time it calculates its NAV, which reflects any applicable changes to the underlying valuation data, in accordance with Valuation Procedures approved by its Board of Trustees (the “Valuation Procedures”).

4.

Comment: The response to Comment 8.e. in the June 8 Letter states: “[I]f the Fund holds loans that are pooled or held in securitized vehicles, the value of the pool or securitized vehicles will be based on the aggregation of the individual loan values, unless PIMCO receives market quotes or vendor prices at the aggregated pool or securitized level.” In the section entitled “Net Asset Value” on page 78 of the prospectus for PFLEX, please disclose that originated loans will be valued on an individual loan level. Please also disclose that fair valuation will be performed using inputs that incorporate borrower-level data and that borrower-level data is updated as often as NAV is calculated. Please also disclose the type of information that will be used to value loans (e.g., FICO scores for consumer loans and financial statements and tax returns for small businesses).

Response: The Funds note that the current Net Asset Value disclosure in the prospectus for PFLEX states:

“Domestic and foreign (non-U.S.) fixed income securities, non-exchange traded derivatives, and equity options are normally valued on the basis of quotes obtained from brokers and dealers or Pricing Services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Services may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. … When the Fund uses fair valuation to determine the value of a portfolio security or other asset for purposes of calculating its NAV, such investments will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at their direction believe reflects fair value. Fair valuation may require subjective determinations about the value of a security.”

The Funds expect that most originated loans will be fair valued, and that if a Fund originates a loan, such loan will be valued on an individual loan basis. The Funds’ current Valuation Procedures provide that private debt investments may be fair valued either using (1) the income approach, employing an internally developed discounted cash flow model, or (2) the market approach, using models with inputs from market data. However, the Funds may use other fair valuation methods to value particular loans based on the facts and circumstances and in accordance with the Valuation Procedures. Under the current Valuation Procedures, the modeled forecast cash flows under the income approach are based on PIMCO’s expectations of contractual and factual loan factors, estimated future payments, credit risk of the borrower and other factors. A discount rate equal to PIMCO’s estimate of the rate of return required by third party market participants for similar investments is then applied to the cash flows to produce the net present value. The market approach described in the current Valuation Procedures generally involves obtaining data either from an external third party such as a broker quote, broker price opinion or appraisal on the private debt investment; or market data used in the models, including yields, observed for similar securities or transactions with similar credit ratings and debt to equity ratios. The Funds do not believe that providing this level of detail in the prospectus provides useful information to investors or is consistent with industry practice for fair valued securities. Instead, investors are informed in a valuation-related risk factor for fair valued securities that fair valuation may require subjective determinations:

“When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Trustees. See ‘Net Asset Value.’ Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.”

Accordingly, the Funds believe that the existing prospectus disclosure is accurate and consistent with industry practice for fair-valued securities and the Funds decline to make any changes in response to this Comment.

5.

Comment: The response to Comment 2 in the July 19 Letter states: “to the extent a Fund engages in loan originations through companies it acquires or creates, the Funds currently expect that they would use wholly-owned subsidiaries.” Please explain why a Fund would originate loans through a subsidiary rather than originate them directly.

Response: The Funds may under certain circumstances determine that investing in and/or originating loans through wholly-owned subsidiaries provide a Fund with certain benefits and/or protections relating to lender liability, tax considerations and state lending licensing requirements.

6.

Comment: The response to Comment 3 in the July 19, 2018 letter provides that subsidiaries would not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and therefore would not be subject to Section 15 of the 1940 Act with respect to any advisory agreement. In the disclosure staff’s view, the lack of a Section 15(a)-compliant advisory agreement at the subsidiary level may violate Section 48(a) of the 1940 Act. Please disclose that any investment adviser to the subsidiary will have Section 15-compliant advisory agreement. Please also disclose the identity of the investment adviser to the subsidiary.

Response: The subsidiaries are not registered investment companies under the 1940 Act, and therefore the subsidiaries are not subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the subsidiaries, the related nature and quality of the services provided with respect to the subsidiaries and the absence of separate management fees payable by the subsidiary. However, as previously stated, the Fund does not believe that its Board of Trustees is required to approve the subsidiaries’ investment advisory agreements pursuant to Section 15 nor does the Fund believe that this position by itself results in a violation of Section 48(a) of the 1940 Act.

7.	Comment: In the event a Fund uses subsidiaries, please disclose that each subsidiary complies with provisions related to affiliated transactions and custody (Section 17 of the 1940 Act).

Response: Disclosure has been added to the Sample Disclosure in response to this Comment.

8.

Comment: In the event a Fund uses a subsidiary, please disclose that the Fund complies with 1940 Act provisions governing investment policies (Section 8 of the 1940 Act) and capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with the subsidiary.

Response: Disclosure has been added to the Sample Disclosure in response to this Comment.

9.

Comment: Please explain whether a Fund that uses a subsidiary will require a tax opinion with regard to whether any undistributed income from the subsidiary is qualifying income, including the basis for the determination of such tax opinion.

Response: A subsidiary used for the loan origination purposes is generally expected to be treated either as a disregarded entity or as an unmanaged trust that is treated as transparent for U.S. federal income tax purposes. In either case, for U.S. federal income tax purposes, income realized at the subsidiary level is treated as being realized directly by the Fund without regard to any actual distributions to the Fund, such that for tax purposes there is no undistributed income from the subsidiary.

10.

Comment: In the event a Fund uses a subsidiary, please confirm that (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table.

Response: The Funds confirm that any subsidiary used by a Fund to hold and/or originate loans will reflect the Fund’s attributable portion of the subsidiary’s management fee, if any, in “Management Fees” and the Funds’ proportionate share of the subsidiary’s expenses in “Other Expenses.” However, currently, the subsidiaries used by the closed-end funds do not have any fees or expenses, including management or otherwise, that affect the Fund’s expense table. The Funds do not hereby make the same confirmation with respect to other types of subsidiaries, which are outside the scope of this Letter.

11.

Comment: The response to comment 4 in the July 19, 2018 letter states, in part, that “the Funds do not intend to invest in portfolio companies in a manner similar to [business development companies (“BDCs”)]. Please explain to us how the Funds’ manner of investing will differ from that of BDCs.

Response: The Funds’ manner of investing will differ from that of BDCs in several respects. BDCs, as a category of investment fund, focus on investments in small- and middle-market private companies, including through loan origination. Pursuant to Section 55(a) of the 1940 Act, a BDC is required to invest at least 70% of its total assets in certain types of eligible assets, including privately-issued securities of “eligible portfolio companies” (as defined in Section 2(a)(46) of the 1940 Act). Further, a BDC must offer significant managerial assistance (as defined in Section 2(a)(57) of the 1940 Act) to the issuers that it seeks to treat as satisfying the 70% bucket described in the preceding sentence. The Funds, on the other hand, are not subject to a requirement that they invest at least 70% of their assets in certain eligible assets and are not required to offer significant managerial assistance to such issuers; rather, the Funds intend to originate loans as one type of investment in a diversified investment strategy that seeks opportunities across the credit spectrum.

Comments on Appendix A to the July 19, 2018 Letter (Sample Disclosure)

12.	Comment: In the “Investment Objectives and Strategies” section of the Prospectus Summary:

a.	Please be more specific as to types of borrowers to which the Fund may originate loans, as encompassed by the phrase “other potential borrowers.”

Response: The Sample Disclosure has been modified to remove the reference to “other potential borrowers.”

b.	If true, include a sentence disclosing that the Fund does not have a limit on loans made to borrowers that are below investment grade, or disclose the Fund’s limit on such loans.

Response: The requested change has been made to the Sample Disclosure. The Funds note that, to the extent a Fund has an investment policy limiting its investments in below investment grade instruments, such Funds’ loan origination activities would also be subject to that limit.

c.

The disclosure provides: “The Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower, other than pursuant to any applicable law.” Please explain whether this is consistent with diversification rules for regulated investment companies (the “Diversification Rules”) set forth in the rules of the U.S. Internal Revenue Service.

Response: The Funds have revised the Sample Disclosure to clarify that such investments are subject to the requirements set forth in the Diversification Rules.

d.

If the Fund will make loans to people or companies outside of the United States, please disclose that fact in the “Investment Objectives and Strategies” and “Principal Risks” sections of the prospectus summary, and disclose the risks related to such loans (e.g., risks associated with foreign regulatory regimes; risks associated with the enforceability of loan obligations against non-U.S. persons). If a Fund will make loans to people and companies in emerging markets, the Staff may provide additional comments.

Response: The requested change has been made to the Sample Disclosure.

13.	Comment: In the “Principal Risks of the Fund” section of the Prospectus Summary:

a.	Please consider adding a privacy risk factor. For example, if a custodian holds notes evidencing loan made by PIMCO to a particular individual, is there a privacy risk involved?

Response: The requested change has been made to the Sample Disclosure.

b.

The first sentence of the eighth paragraph under “Loans, Participations and Assignment Risk” states that there may be less readily available information about most loans and the underlying borrowers than for many other types of securities. Please disclose that this is particularly true for loans to individuals.

Response: The requested change has been made to the Sample Disclosure.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.

Appendix A

Prospectus Summary

INVESTMENT OBJECTIVES AND STRATEGIES

The Fund may seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) or PIMCO to be below investment grade. The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s origination of loans may also be limited by the Fund’s intention to qualify as a regulated investment company.

PRINCIPAL RISKS OF THE FUND

Loans, Participations and Assignments Risk

Loan interests may take the form of (i) direct interests acquired during a primary distribution, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund’s exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower’s obligation, or that the collateral could be liquidated.

Investments in loans through a purchase of a loan, loan origination or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund as holder of a partial interest in a loan could be held liable as co-lender for acts of the agent lender. It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, the Fund may rely on PIMCO’s research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.

While the purchaser of an assignment typically succeeds to all the rights and obligations of the assigning lender, assignments may be arranged through private negotiations and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.

In connection with purchasing loan participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the loan participation. As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower. Certain loan participations may be structured in a manner designed to prevent purchasers of participations from being subject to the credit risk of the lender with respect to the participation, but even under such a structure, in the event of the lender’s insolvency, the lender’s servicing of the participation may be delayed and the assignability of the participation impaired.

The Fund may have difficulty disposing of loans and loan participations because to do so it will have to assign or sell such investments to a third party. Because there is no liquid market for many such loan investments, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such investments and the Fund’s ability to dispose of particular loans and loan participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio.

To the extent the Fund invests in loans, including bank loans, the Fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk than funds that do not invest in such investments. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to a Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than 7 days, which may result in cash not being immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of the risks involved in investing in loans, an investment in the Fund should be considered speculative.

The Fund’s investments in subordinated and unsecured loans generally are subject to similar risks as those associated with investments in secured loans. Subordinated or unsecured loans are lower in priority of payment to secured loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated and unsecured loans generally have greater price volatility than secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated or unsecured loans, which would create greater credit risk exposure for the holders of such loans. Subordinated and unsecured loans share the same risks as other below investment grade securities.

There may be less readily available information about most loans and the underlying borrowers than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act, or registered under the Exchange Act, and borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Loans may be issued by companies that are not subject to SEC reporting requirements and therefore may not be required to file reports with the SEC or may file reports that are not required to comply with SEC form requirements. In addition, such companies may be subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Because there is limited public information available regarding loan investments, the Fund is particularly dependent on the analytical abilities of the Fund’s portfolio managers. These issues may be particularly pronounced with respect to loans made to individuals.

Economic exposure to loan interests through the use of derivative transactions may involve greater risks than if the Fund had invested in the loan interest directly during a primary distribution, through direct originations, or through assignments of, novations of or participations in a loan acquired in secondary markets since, in addition to the risks described above, certain derivative transactions may be subject to leverage risk and greater illiquidity risk, counterparty risk, valuation risk and other risks.

Loan Origination Risk

The Fund may seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being over-concentrated in certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Common Shareholders.

Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.

Foreign Loan Originations Risk

The Fund may originate loans to foreign entities and individuals. Such loans may involve risks not ordinarily associated with exposure to loans to U.S. entities and individuals. The foreign lending industry may be subject to less governmental supervision and regulation than exists in the U.S.; conversely, foreign regulatory regimes applicable to the lending industry may be more complex and more restrictive than those in the U.S., resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors, such as the Fund. Foreign lending may not be subject to accounting, auditing, and financial reporting standards and practices comparable to those in the U.S. Due to difference in legal systems, there may be difficulty in obtaining or enforcing a court judgment outside the U.S. For example, bankruptcy laws may differ across the jurisdictions in which the Fund may invest and it may be difficult for a servicer to pursue non-U.S. borrowers. In addition, to the extent that investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. The Fund’s loans to foreign entities and individuals may be subject to risks of increased transaction costs, potential delays in settlement or unfavorable differences between the U.S. economy and foreign economies.

The Fund’s exposure to loans to foreign entities and individuals may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. In addition, fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of the Fund’s exposure to loans to foreign entities and individuals. The Fund is unlikely to be able to pass through to its shareholders foreign income tax credits in respect of any foreign income taxes it pays.

Privacy and Data Security Laws

The Gramm-Leach-Bliley Act (“GLBA”) and other laws limit the disclosure of certain non-public personal information about a consumer to non-affiliated third parties and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with both affiliates and non-affiliated third parties. Many states and a number of non-U.S. jurisdictions have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission and SEC implement GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these GLBA and other requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’ personal information securely and dispose of it properly.

The Fund generally does not intend to obtain or hold borrowers’ non-public personal information, and the Fund intends to implement procedures designed to prevent the disclosure of borrowers’ non-public personal information to the Fund. However, service providers to the Fund or its direct or indirect fully-owned subsidiaries, including their custodians and the platforms acting as loan servicers for the Fund or its direct or indirect fully-owned subsidiaries, may obtain, hold or process such information. The Fund cannot guarantee the security of non-public personal information in the possession of such a service provider and cannot guarantee that service providers have been and will continue to comply with GLBA, other data security and privacy laws and any other related regulatory requirements. Violations of GLBA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. The Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.

Call Risk

Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security in which the Fund has invested, the Fund may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Statutory Prospectus

The Fund’s Investment Objectives and Strategies – Portfolio Contents and Other Information

Loan Origination

The Fund may seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals. The loans the Fund originates may vary in maturity and/or duration. Terms of the direct loans, including the duration of the loan, are negotiated with borrowers in private transactions. Furthermore, a direct loan may be secured or unsecured. The Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. Such borrowers may have credit ratings that are determined by one or more NRSROs or PIMCO to be below investment grade. The Fund’s origination of loans may be limited by the Fund’s intention to qualify as a regulated investment company. The Fund will retain all fees received in connection with originating or structuring the terms of any such investment.

In determining whether to make a direct loan, the Fund will rely primarily upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan.

Direct loans between the Fund and a borrower may not be administered by an underwriter or agent bank. The Fund may provide financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with the Fund. The Fund may make investments in debt instruments and other securities directly or through one or more wholly-owned and controlled subsidiaries formed by the Fund (each, a “Subsidiary”). References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage Section 18) and affiliated transactions and custody (Section 17).

When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on such loans, which could reduce Fund performance.

As part of its lending activities, the Fund may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings or that are rated “below investment grade” by a national recognized ratings agency. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan.

Various state licensing requirements could apply to the Fund with respect to investments in, or the origination and servicing of, loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the Fund or PIMCO operates or has offices. In states in which it is licensed, the Fund or PIMCO will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s or PIMCO’s ability to take certain actions to protect the value of its investments in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s or PIMCO’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest. Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund seeks to engage in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.